Mail Stop 3561

 					May 19, 2006



Ms. Sherice P. Bench
Chief Financial Officer
AAC Group Holding Corp.
7211 Circle S Road
Austin, TX 78745

	Re:	AAC Group Holding Corp.
		American Achievement Corporation
		Form 8-K Filed May 18, 2006
		File Nos. 333-121479 and 333-84294

Dear Ms. Bench:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

Item 4.02(a)
1. Please amend Form 8-K to quantify the impact of the restatement on your statement of operations. Refer to the requirements of Item
4.02(a)(2) of Form 8-K.





*    *    *    *

      As appropriate, please respond to this comment within 5 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have any questions regarding this comment.

								Sincerely,


								Sarah Goldberg


Ms. Bench
AAC Group Holding Corp.
May 19, 2006
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